EXHIBIT 12.1
PACIFICORP
STATEMENTS OF COMPUTATION OF RATIO
OF EARNINGS TO FIXED CHARGES
(DOLLARS IN MILLIONS)

	Years Ended December 31,
	2014	2013	2012	2011	2010
Earnings Available for Fixed Charges:
Income from continuing operations
before income tax expense	$1,007	$979	$734	$768	$777
Fixed charges	384	385	385	397	392
Total earnings available for fixed charges	$1,391	$1,364	$1,119	$1,165	$1,169

Fixed Charges:
Interest expense	$379	$379	$380	$392	$387
Estimated interest portion of rentals
charged to expense	5	6	5	5	5
Total fixed charges	$384	$385	$385	$397	$392

Ratio of Earnings to Fixed Charges	3.6x	3.5x	2.9x	2.9x	3.0x